14046699

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
124

SEC FILE NUMBER
8- 48397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Allegheny Building, Suite 1820, 429 Forbes Avenue
(No. and Street)

Pittsburgh	PA	15219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Veres 412-391-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman, Yanak & Ford, LLP
(Name – *if individual, state last, first, middle name*)

Three Gateway Center, Suite 1800, Pittsburgh, PA, 15222
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Veres, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Street Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Helen Johns, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires May 30, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROSSMAN YANAK & FORD LLP
Certified Public Accountants and Consultants

GRANT STREET SECURITIES, INC.

Statement of Financial Condition as of December 31, 2013 and Independent Auditors' Report

SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

GRANT STREET SECURITIES, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Grant Street Securities, Inc.

We have audited the accompanying statement of financial condition of Grant Street Securities, Inc. (a wholly-owned subsidiary of Grant Street Group, Inc.) as of December 31, 2013, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grant Street Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Grossman Yanak + Ford LLP

Pittsburgh, Pennsylvania
February 20, 2014

GRANT STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS			
Cash	1	$	105,155
Other asset			1,287
TOTAL		$	106,442
LIABILITIES AND STOCKHOLDER'S EQUITY			
Payable to Parent	1	$	4,500
STOCKHOLDER'S EQUITY:			
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding			-
Additional paid-in capital			208,677
Accumulated deficit			(106,735)
Total			101,942
TOTAL		$	106,442

See notes to the statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Reporting Entity - Grant Street Securities, Inc. (the "Company"), a Pennsylvania corporation, was incorporated on July 26, 1999 and is a wholly-owned subsidiary of Grant Street Group, Inc. (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority.

The Company is a fully disclosed broker-dealer. The Company is permitted to execute riskless principal transactions in certain types of securities with qualified broker-dealers and institutional investors. Under such an arrangement, the Company is permitted to execute securities trades and clear them through a clearing broker. The clearing broker processes and settles the transactions and maintains detailed customer records.

The Company commenced its initial broker-dealer activity with respect to municipal bond trades in March 2000. The Parent conducted secondary auctions for which the Company acted as the introducing broker-dealer. The Parent idled its secondary market auction platform in May 2000 and has not conducted any trades since.

In 2010, the Company became a registered municipal advisor with the Municipal Securities Rulemaking Board.

The Parent charges the Company a $500 monthly administrative fee to cover certain expenses incurred by the Parent for the benefit of the Company.

Cash - The Company's cash is maintained in one financial instituion located in Pennsylvania.

Income Taxes - The Parent elected, by consent of its stockholders, to have its income taxed as an S Corporation for federal and state income tax purposes. Accordingly, the Parent is not subject to income taxes. Instead, the shareholders include their respective share of the Parent's taxable income in their income tax returns.

In connection with the Parent's S Corporation election, the Company has elected to be treated as a Qualified Subchapter S Subsidiary ("QSSS"). Under Subchapter S, the Company is not treated as a separate corporation for tax purposes, but rather all QSSS assets, liabilities and taxable income or loss are treated as belonging to the Parent.

Subsequent Events - Management has evaluated subsequent events through February 20, 2014, the date the financial statement was available to be issued.

2. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule 15c3-1 and is required to maintain minimum net capital of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. Further, the ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. The Company is required to perform net capital and aggregate indebtedness calculations on a quarterly basis. At December 31, 2013, the Company had net capital, as defined, of $100,655, which was $95,655 in excess of its December 31, 2013 net capital requirement of $5,000. In addition, the Company maintained an aggregate indebtedness ratio of .04 to 1 at December 31, 2013.

Advances, dividend payments and other equity withdrawals are subject to certain notification requirements and other provisions of the net capital rules of the SEC.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims an exemption from SEC Rule 15c3-3.